    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 27, 1998
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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ---------------------

                                 SCHEDULE 13E-3

                        RULE 13E-3 TRANSACTION STATEMENT
       (Pursuant to Section 13(e) of the Securities Exchange Act of 1934)
                               (Amendment No. 1)

                         SPS TRANSACTION SERVICES, INC.
                                (Name of Issuer)

                         SPS TRANSACTION SERVICES, INC.
                        MORGAN STANLEY DEAN WITTER & CO.
                           NOVUS CREDIT SERVICES INC.
                             SAIL ACQUISITION, INC.
                       (Name of Persons Filing Statement)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                   845743103
                     (CUSIP Number of Class of Securities)

                           CHRISTINE A. EDWARDS, ESQ.
                                GENERAL COUNSEL
                              2500 LAKE COOK ROAD
                           RIVERWOODS, ILLINOIS 60015
                                 (847) 405-3400
      (Name, Address and Telephone Number of Person Authorized to Receive
       Notices and Communications on Behalf of Persons Filing Statement)

                                With copies to:

                            JOSEPH W. ARMBRUST, ESQ.
                                BROWN & WOOD LLP
                             ONE WORLD TRADE CENTER
                         NEW YORK, NEW YORK 10048-0557
                                 (212) 839-5300
                             ---------------------

    This statement is filed in connection with (check the appropriate box):

a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule
          13e-3(c) under the Securities Exchange Act of 1934.
b.   [ ]  The filing of a registration statement under the Securities
          Act of 1933.
c.   [ ]  A tender offer.
d.   [ ]  None of the above.

    Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [X]
                           CALCULATION OF FILING FEE

--------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------
           TRANSACTION VALUATION*                          AMOUNT OF FILING FEE
--------------------------------------------------------------------------------------------
                $895,696,661                                    $179,139.33
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

*     Represents the aggregate consideration (payable in cash) for the assets of the Issuer. The amount of the filing fee, computed pursuant to Rule 0-11(c)(2) of the Securities Exchange Act of 1934,
      equals 1/50th of one per cent of the cash to be received by the Issuer.
[X]   Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
      Amount Previously Paid: $179,139.33                   Filing Party: SPS Transaction Services, Inc.
      Form or Registration No.: Schedule 14A                Date filed: June 10, 1998

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

                             INTRODUCTORY STATEMENT


     This Amendment No. 1 amends the Rule 13e-3 Transaction Statement (the "Transaction Statement") filed jointly on July 1, 1998 by SPS Transaction Services, Inc., a Delaware corporation (the "Company"), NOVUS Credit Services Inc., a Delaware corporation and the owner of approximately 73.3% of the outstanding common stock of the Company ("NOVUS"), Morgan Stanley Dean Witter & Co., a Delaware corporation and the parent company of NOVUS ("MSDW"), and Sail Acquisition, Inc., a Delaware corporation and a newly formed, wholly owned subsidiary of NOVUS ("Acquisition"). The Company and Acquisition are parties to an Agreement and Plan of Merger, dated as of June 15, 1998 (the "Merger Agreement"), pursuant to which Acquisition will be merged with and into the Company, under the terms and subject to the conditions set forth in the Merger Agreement. A copy of the Merger Agreement has been filed by the Company as Appendix III to the preliminary proxy statement of the Company (the "Proxy Statement") filed as Exhibit (d)(1) to this Transaction Statement.



     The cross-reference sheet below is being supplied pursuant to General Instruction F to Schedule 13E-3 and shows the location in the Proxy Statement of the information required to be included in response to the Items of Schedule 13E-3. Unless otherwise indicated, all cross-references below are to captions and subcaptions in the text of, or appendices to, the Proxy Statement without reference to the Form of Proxy Card, Letter to Shareholders or Notice of Meeting. The information in the Proxy Statement, including all appendices thereto, is hereby expressly incorporated by reference, each cross reference below being deemed to be an incorporation by reference of the portions of the Proxy Statement referred to and the response to each item being qualified in its entirety by the provisions of the Proxy Statement and such appendices. Capitalized terms used herein and not otherwise defined shall have the meanings ascribed to such terms in the Proxy Statement.



                             CROSS REFERENCE SHEET


ITEM 1. ISSUER AND CLASS OF SECURITY SUBJECT TO THE TRANSACTION.

     (a) See "INTRODUCTION."

     (b)-(d) See Cover Page and "INTRODUCTION -- Record Date; Voting at the Special Meeting; Quorum" and "HISTORICAL MARKET PRICE AND DIVIDEND DATA."

     (e) Not Applicable.


     (f) See "ANNEX V -- COMMON STOCK PURCHASES."


ITEM 2. IDENTITY AND BACKGROUND.

     (a)-(g) See "CONTROLLING PERSONS, DIRECTORS, AND EXECUTIVE OFFICERS OF MSDW, NOVUS, ACQUISITION AND THE COMPANY" and "ANNEX IV -- INFORMATION CONCERNING DIRECTORS AND OFFICERS OF THE COMPANY, MSDW, NOVUS AND ACQUISITION."

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS.

     (a) See "CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS."

     (b) See "SPECIAL FACTORS -- Background" and "CONTROLLING PERSONS, DIRECTORS, AND EXECUTIVE OFFICERS OF MSDW, NOVUS, ACQUISITION AND THE COMPANY -- Past Contacts, Transactions, or Negotiations."

ITEM 4. TERMS OF THE TRANSACTION.

     (a) See "PROPOSAL NO. 2 -- ADOPTION OF THE MERGER AGREEMENT -- Terms of the Merger Agreement."

     (b) See "PROPOSAL NO. 1 -- APPROVAL OF THE SALE -- Interests of Certain Persons in the Transactions."

ITEM 5. PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.


     (a)-(g) See "PROPOSAL NO. 2 -- ADOPTION OF THE MERGER AGREEMENT -- Certain Effects of the Sale and the Merger" and "CONTROLLING PERSONS, DIRECTORS, AND EXECUTIVE OFFICERS OF MSDW, NOVUS, ACQUISITION AND THE COMPANY -- Plans or Proposals."


ITEM 6. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a) See "SPECIAL FACTORS -- General."

     (b) See "FEES AND EXPENSES."

     (c) & (d) Not Applicable.

ITEM 7. PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS.

     (a) See "SPECIAL FACTORS -- Background" and "PROPOSAL NO. 2 -- ADOPTION OF THE MERGER AGREEMENT."

     (b)-(c) See "SPECIAL FACTORS -- Background."


     (d) See "PROPOSAL NO. 2 -- ADOPTION OF THE MERGER AGREEMENT -- Certain Effects of the Sale and the Merger" and "-- Federal Income Tax Consequences of the Merger."


ITEM 8. FAIRNESS OF THE TRANSACTION.


     (a)-(b) See "SPECIAL FACTORS -- Background" and "-- Recommendation of the Board of Directors; Fairness of the Transactions" and "OPINION OF FINANCIAL ADVISOR."


     (c) See "INTRODUCTION -- Matters to be Considered at the Special Meeting" and "PROPOSAL NO. 1 -- APPROVAL OF THE SALE -- Ancillary Agreements -- The Voting Agreement."


     (d)-(e) See "SPECIAL FACTORS -- Background" and "-- Recommendation of the Board of Directors; Fairness of the Transactions."


     (f) Not Applicable.

ITEM 9. REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS.


     (a)-(b), (1)-(3), (5)&(6) See "SPECIAL FACTORS -- Recommendation of the Board of Directors; Fairness of the Transactions."


     (b)(4) See "SPECIAL FACTORS -- Opinion of Financial Advisor" and "PROPOSAL NO. 1 -- APPROVAL OF THE SALE -- Interest of Certain Persons in the Transactions -- Relationship with MSDW."

     (c) See "WHERE YOU CAN FIND MORE INFORMATION."

ITEM 10. INTEREST IN SECURITIES OF THE ISSUER.

     (a)-(b) See "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
MANAGEMENT."

ITEM 11. CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS WITH RESPECT TO THE ISSUER'S SECURITIES.

     See "PROPOSAL NO. 1 -- APPROVAL OF THE SALE -- Interests of Certain Persons in the Transactions."

ITEM 12. PRESENT INTENTION AND RECOMMENDATION OF CERTAIN PERSONS WITH REGARD TO THE TRANSACTION.


     (a) See "INTRODUCTION -- Record Date; Voting at the Special Meeting; Quorum," "SPECIAL FACTORS -- Recommendation of the Board of Directors; Fairness of the Transactions" and "PROPOSAL NO. 1 -- APPROVAL OF THE SALE -- Ancillary Agreement -- The Voting Agreement."



     (b) See "SPECIAL FACTORS -- Recommendation of the Board of Directors; Fairness of the Transactions" and "PROPOSAL NO. 1 -- APPROVAL OF THE
SALE -- Ancillary Agreements."


ITEM 13. OTHER PROVISIONS OF THE TRANSACTION.

     (a) See "PROPOSAL NO. 2 -- ADOPTION OF THE MERGER AGREEMENT -- Appraisal Rights" and "ANNEX II -- SECTION 262 OF THE GENERAL CORPORATION LAW OF THE STATE OF DELAWARE."

     (b) & (c) Not Applicable.

ITEM 14. FINANCIAL INFORMATION.


     (a) See "SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA" of the Proxy Statement, the Company's consolidated financial statements and independent auditors report related thereto appearing on pages 26 through 42 of the Company's Annual Report to Stockholders which is attached as Exhibit (d)(5) hereto and Item 1 of Part I of the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1998 which is attached as Exhibit (d)(3) hereto.


     (b) Not Applicable.

ITEM 15. PERSONS AND ASSETS RETAINED, EMPLOYED OR UTILIZED.

     (a) See "INTRODUCTION -- Proxies."

     (b) Not Applicable.

ITEM 16. ADDITIONAL INFORMATION.

     Not Applicable.

ITEM 17. MATERIALS TO BE FILED AS EXHIBITS.


            (a)          -- Not Applicable.
         (b)(1)          -- A report presented by Morgan Stanley to the Board of
                            Directors of the Company, dated April 17, 1998,
                            containing certain financial analyses.*
         (b)(2)          -- Opinion of Financial Advisor -- See Annex I to the Proxy
                            Statement.
         (c)(1)          -- Agreement and Plan of Merger, dated as of June 15, 1998, between the Company and Acquisition -- See Annex III to
                            the Proxy Statement.
         (c)(2)          -- Voting Agreement, dated April 18, 1998, between
                            Associates First Capital Corporation and NOVUS*
         (d)(1)          -- Preliminary Proxy Statement, dated August 27, 1998,
                            together with Form of Proxy, Letter to Shareholders and
                            Notice of Meeting.
         (d)(2)          -- Quarterly Report on Form 10-Q of the Company for the
                            quarter ended March 31, 1998.*
         (d)(3)          -- Quarterly Report on Form 10-Q of the Company for the
                            quarter ended June 30, 1998.
         (d)(4)          -- Annual Report on Form 10-K of the Company for the year
                            ended December 31, 1997.*
         (d)(5)          -- Annual Report to Stockholders for the year ended December
                            31, 1997.*
            (e)          -- Section 262 of the General Corporation Law of the State
                            of Delaware -- See Annex II to the Proxy Statement.
            (f)          -- Not Applicable.


-------------------------

* previously filed

                                   SIGNATURES

     After due inquiry and to the best of my knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

                                            SPS TRANSACTION SERVICES, INC.

                                            By:   /s/ THOMAS C. SCHNEIDER
                                              ----------------------------------
                                              Name: Thomas C. Schneider
                                              Title: Chairman and Chief
                                                Financial Officer

                                            MORGAN STANLEY DEAN WITTER & CO.

                                            By:    /s/ PHILIP J. PURCELL
                                              ----------------------------------
                                              Name: Philip J. Purcell
                                              Title: Chairman and Chief
                                                Executive Officer

                                            NOVUS CREDIT SERVICES INC.

                                            By:   /s/ MICHAEL J. HARTIGAN
                                              ----------------------------------
                                              Name: Michael J. Hartigan
                                              Title: Vice President

                                            SAIL ACQUISITION, INC.

                                            By:    /s/ PHILIP J. PURCELL
                                              ----------------------------------
                                              Name: Philip J. Purcell
                                              Title: President

Dated: August 27, 1998

                                 EXHIBIT INDEX


        EXHIBIT
         NUMBER                                    EXHIBIT
        -------                                    -------
            (a)          -- Not Applicable.
         (b)(1)          -- A report presented by Morgan Stanley to the Board of
                            Directors of the Company, dated April 17, 1998,
                            containing certain financial analyses.*
         (b)(2)          -- Opinion of Financial Advisor -- See Annex I to the Proxy
                            Statement.
         (c)(1)          -- Agreement and Plan of Merger, dated as of June 15, 1998, between the Company and Acquisition -- See Annex III to
                            the Proxy Statement.
         (c)(2)          -- Voting Agreement, dated April 18, 1998, between
                            Associates First Capital Corporation and NOVUS*
         (d)(1)          -- Preliminary Proxy Statement, dated August 27, 1998,
                            together with Form of Proxy, Letter to Shareholders and
                            Notice of Meeting.
         (d)(2)          -- Quarterly Report on Form 10-Q of the Company for the
                            quarter ended March 31, 1998.*
         (d)(3)          -- Quarterly Report on Form 10-Q of the Company for the
                            quarter ended June 30, 1998.
         (d)(4)          -- Annual Report on Form 10-K of the Company for the year
                            ended December 31, 1997.*
         (d)(5)          -- Annual Report to Stockholders for the year ended December
                            31, 1997.*
            (e)          -- Section 262 of the General Corporation Law of the State
                            of Delaware -- See Annex II to the Proxy Statement.
            (f)          -- Not Applicable.


-------------------------

* previously filed